Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 29, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 29, 2004, entitled "Horton agreement: Statoil will assess penalty notice".

Horton agreement: Statoil will assess penalty notice

A penalty notice has been issued to Statoil (OSE: STL, NYSE: STO) by the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim) which, if it is accepted, implies a penalty of NOK 20 million for violation of section 276c, first paragraph (b) of the Norwegian Penal Code. This provision deals with illegal trading in influence.

Statoil has been given 30 days to decide whether to accept the penalty. Its board will engage a defence lawyer to assist the company in assessing how to pursue the matter further. The company could find it necessary to seek an extension of the deadline for determining its response.

The basis for the penalty notice is a consultancy agreement concluded by Statoil with the company Horton Investment Ltd relating to business activities in Iran.

Økokrim has informed Statoil that it has issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same basis, seeking to impose a penalty of NOK 200,000.

Preliminary charges were levelled against Statoil by Økokrim on 11 September 2003 for breaches of the penal code’s provisions on corruption (section 128 until 4 July 2003 and section 276 a and b subsequently).

Økokrim has informed Statoil that it has not been able to determine that the company has paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran. Thus, the original charge has not been maintained.

Section 276c of the penal code deals with conferring on or offering to a middleman an improper advantage in return for exercising his influence against a decision-maker, without the decision-maker receiving any advantage. In force from 4 July 2003, this is a new provision and no case law has been developed in relation to it.

The agreement with Horton Investment was concluded in June 2002, before section 276c took effect. Økokrim has nevertheless concluded that this provision is applicable because Statoil should have terminated the agreement immediately after the new section of the penal code came into force.

The authority has informed Statoil that it has concluded that the real purpose of the agreement was for the consultant to influence decisions-makers in the Iranian oil and gas industry for the benefit of Statoil and it has found no basis for claiming that any such influence has actually been exercised.

Statoil’s board of directors received a report on 17 June 2004 from its legal adviser, Erik Keiserud. This reached a similar conclusion as Økokrim with respect to sections 128/276 a and b of the penal code relating to corruption.

Mr Keiserud also concluded that section 276c is not applicable either, since no actions taken by Statoil after 4 July 2003 are governed by this provision.

Mr Keiserud, who has conducted a review and legal assessment of the Horton agreement on behalf of the board, concluded his assignment with this report.

At this point in time, Statoil has no further comment to make on the case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 29, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer